SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13G

                                   ElderTrust
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    284560109
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                February 8, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[ ]  RULE 13d-1(b)
[X]  RULE 13d-1(c)
[ ]  RULE 13d-1(d)



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CUSIP NO. 284560109                                                  Page 2 of 6
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1) Name And I.R.S. Identification No. Of Reporting Person

North Star Partners, L.P.
--------------------------------------------------------------------------------
2) Check The Appropriate Box If A Member Of A Group (See Instructions)
   (a)
   (b)[X]
--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Citizenship Or Place Of Organization:  Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES              5) Sole Voting Power:
BENEFICIALLY OWNED            --------------------------------------------------
BY EACH REPORTING             6) Shared Voting Power:  389,900 shares
PERSON WITH                   --------------------------------------------------
                              7) Sole Dispositive Power:
                              --------------------------------------------------
                              8) Shared Dispositive Power:  389,900 shares
--------------------------------------------------------------------------------
9)  Aggregate Amount Beneficially Owned By Each Reporting Person :
      389,900 shares
--------------------------------------------------------------------------------
10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares |_| (See Instructions)
--------------------------------------------------------------------------------
11) Percent of Class Represented by Amount in Row (9):
      5.3% of Common Stock
--------------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------



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CUSIP NO. 284560109                                                  Page 3 of 6
--------------------------------------------------------------------------------
1) Name and I.R.S. Identification No. of Reporting Person

Andrew R. Jones

--------------------------------------------------------------------------------
2) Check the Appropriate Box If a Member of a Group (See Instructions)
  (a)
  (b) [X]
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4)  Citizenship or Place of Organization: United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES              5) Sole Voting Power:
BENEFICIALLY OWNED            --------------------------------------------------
BY EACH REPORTING             6) Shared Voting Power:  389,900 shares
PERSON WITH                   --------------------------------------------------
                              7) Sole Dispositive Power:
                              --------------------------------------------------
                              8) Shared Dispositive Power:  389,900 shares
-------------------------------------------------------------------------------
9) Aggregate Amount Beneficially Owned by Each Reporting Person:
      389,900 shares
-------------------------------------------------------------------------------
10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares |_| (See Instructions)
-------------------------------------------------------------------------------
11) Percent of Class Represented by Amount in Row (9):
      5.3 % of Common Stock
-------------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions):  IN
-------------------------------------------------------------------------------



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                                                                     Page 4 of 6

ITEM 1(a).  Name of Issuer:

      ElderTrust

ITEM 1(b).  Address of Issuer's Principal Executive Offices:

      101 East State Street, Suite 100, Kennett Square, PA 19348
      --------------------------------------------------------------------------


ITEM 2(a).  Names of Persons Filing:

      North Star Partners, L.P. ("North Star")
      --------------------------------------------------------------------------
      Andrew R. Jones ("Jones")
      --------------------------------------------------------------------------

ITEM 2(b).  Address of Principal Business Office Or, If None, Residence:

      61 Wilton Road, Westport, CT 06880
      --------------------------------------------------------------------------

ITEM 2(c).  Citizenship:

      North Star Capital is a Delaware Limited Partnership
      --------------------------------------------------------------------------
      Jones is a citizen of the United States
      --------------------------------------------------------------------------

ITEM 2(d).  Title of Class of Securities:

      Common Stock, $.01 par value per share
      --------------------------------------------------------------------------

ITEM 2(e).  CUSIP Number:  284560109
      --------------------------------------------------------------------------

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is:

      None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).

ITEM 4.     Ownership:

(a) Amount beneficially owned by all reporting persons:  389,900 shares
(b) Percent of class:  5.3 % of Common Stock



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                                                                     Page 5 of 6

(c) Number of shares as to which the reporting persons have:

      (i)   sole power to vote or to direct the vote:
      (ii)  shared power to vote or to direct the vote:  389,900 shares
      (iii) sole power to dispose or to direct the disposition:
      (iv)  shared power to dispose or to direct the disposition: 389,900 shares

      --------------------------------------------------------------------------


ITEM 5.  Ownership of five percent or less of a class.

      Not applicable.


ITEM 6. Ownership of more than five percent on behalf of another person.

      Not applicable.


ITEM 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

      Not applicable.


ITEM 8.  Identification and classification of members of the group.

      None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).

ITEM 9.  Notice of dissolution of group.

      Not applicable.


ITEM 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:  February 14, 2002



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                                                                     Page 6 of 6

                                    NORTH STAR PARTNERS, L.P.


                                    By:/s/ Andrew R. Jones
                                       -----------------------------------------
                                       Andrew R. Jones, General Partner


                                       /s/ Andrew R. Jones
                                       -----------------------------------------
                                       Andrew R. Jones, Individually